EXHIBIT 12.2

Computation of Ratio of Earnings to Fixed Charges Including Preferred Stock Dividends

	Years ended December 31,
	2011	2010	2009	2008	2007

Excluding interest on deposits	2.44	2.28	1.99	1.72	2.50
Including interest on deposits	1.96	1.85	1.58	1.35	1.59

Note:	The ratio of earnings to fixed charges is calculated by adding income before income taxes plus fixed charges and dividing that sum by fixed charges.

		Years ended December 31,
	2011	2010	2009	2008	2007

Income before income taxes	$197,185	$186,941	$167,545	$110,525	$204,926

Interest on deposits	$68,167	$74,924	$118,297	$163,113	$210,369
Borrowings and long-term debt	130,846	139,136	144,573	145,782	132,953
1/3 of net rental expense	6,405	6,378	5,883	5,194	4,031
Preferred stock dividends	—	—	19,524	2,090	—

Total fixed charges, including interest on deposits	$205,418	$220,438	$288,277	$316,179	$347,353

Total fixed charges, excluding interest on deposits	$137,251	$145,514	$169,980	$153,066	$136,984